Exhibit 1

January 31, 2006

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL

Dr. Walden C. Rhines

Chairman and Chief Executive Officer

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, Oregon 97070-7777

Dear Dr. Rhines:

We are pleased the management team of Mentor Graphics Corporation has affirmed its commitment to raising profitability and increasing shareholder value. The conference call following your earnings announcement last week affirms our belief that our ownership of Mentor Graphics Corporation has been a prudent investment decision, and we have continued to increase our shareholdings since the call. Today, we believe we are the one of the largest shareholders of Mentor.

As you are aware, Mentor has underperformed both relative and absolute measures of shareholder return for many years. A great opportunity exists to increase shareholder value through a comprehensive margin expansion program. This program should include both significant cost cuts and a refocusing of the company on core competencies. In the January 26 conference call, you discussed “selective cost-cutting measures” designed to increase operating profitability. We believe that this is a positive and necessary first step. However, there must be greater scope and specificity to these announced cuts to ensure that Mentor will be able to re-focus on its core strengths and thereby realize shareholder value.

Without clear-cut goals and performance metrics, it will be very difficult for management to realize a successful margin expansion program. You and your management team have committed to a difficult task for any organization. In particular, the realization of margin expansion from cost-cutting and increased focus can be an emotional and trying exercise, one that requires focus and determination to realize.

To succeed, we believe the board of directors of the company should set forth clear goals and metrics with which to memorialize management’s commitment to building shareholder value. We would like to discuss with management the establishment of realistic hurdles for performance and profitability targets. We would also support linking management compensation specifically to the achievement of those pre-set targets.

131 South Dearborn Street	312-395-2100 Telephone
Chicago, Illinois 60603	312-977-0270 Facsimile

Concise metrics and goals will create a level of accountability that works to drive success. With such accountability should also come appropriate economic rewards. We believe the compensation committee should promptly institute an economic incentive program to reward management for achieving meaningful margin expansion. As an example, such a program could provide for a grant of stock options to the management team, with the options vesting when the management team achieves significant goals. We would be willing to provide input into any such program in an effort to build shareholder value.

We believe there is substantial opportunity for shareholders today and would appreciate having the opportunity to review with management our ideas for Mentor to achieve better returns for shareholders. As a result of our increased shareholdings we will be filing with the SEC next week. We would like to meet with you and Dr. Fontaine K. Richardson, chair of Mentor’s compensation committee, before next week and at your earliest convenience.

We wish you success in these important initiatives and in the pursuit of enhanced value for all Mentor shareholders in the months and years to come.

Very truly yours,

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.

/s/ Andrew Rechtschaffen /s/ Richard Lee

By: Andrew Rechtschaffen and Richard Lee